OMB APPROVAL
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OMB Number                                                             3235-0287
Expires:                                                       December 31, 2001
Estimated average burden
hours per response ......................................................... 0.5
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FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|      CHECK THIS BOX IF NO LONGER
         SUBJECT TO SECTION 16.  FORM 4
         OR FORM 5 OBLIGATIONS MAY
         CONTINUE.  SEE INSTRUCTION 1(b).

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
             Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Klas, Sr. Robert
   892 West Marie Avenue
   West St. Paul MN 55118
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2. Issuer Name and Ticker or Trading Symbol

   WTC Industries, Inc. (WTCO)
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3. IRS or Social Security
    Number of Reporting
     Person (Voluntary)
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4.  Statement for Month/Year

    February, 1999
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5. If Amendment, Date of
   Original (Month/Year)
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6. Relationship of Reporting Person to Issuer
                (Check all applicable)

          _X_ Director                       ___ 10% Owner
          _X_ Officer (give title below)     ___ Other (specify below)

          ___CEO___
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7. Individual or Joint/Group Filing (Check Applicable Line)
     _X_     Form filed by One Reporting Person
     ___     Form filed by More than One Reporting Person
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
TABLE 1-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-------------------------------------------------------------------------------------------------------------------------------
1. Title of Security   2. Trans-   3. Trans-      4.Securities Acquired (A) or     5.Amount of    6. Ownership    7. Nature of
   (Instr. 3)             action      action            Disposed of (D)             Securities       Form:           Indirect
                          Date        Code            (Instr. 3, 4 and 5)          Beneficially      Direct (D)      Beneficial
                         (Month/      (Instr. 8)                                   Owned at End      or Indirect     Ownership
                          Day/                                                       of Month        (I)             (Instr. 4)
                          Year)                                                  (Instr. 3 and 4)    (Instr. 4)
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                                                             (A) or
                                    Code   V         Amount  (D)      Price
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Common Stock             2/29/00      P             100,000      A    $2.50          776,012             D
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Common Stock             2/29/00      P             180,000      A    $2.50          956,012             D
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Common Stock                                                                          22,500             I               (1)
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                                                                                      46,667             I               (2)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                        (Over)
                                                                        SEC 1474
                                                                        (3-99)

  TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
1. Title of Derivative Security  2. Conver-  3. Trans-   4. Trans-    5. Number of        6. Date            7. Title and Amount of
   (Instr. 3)                    sion or        action      action       Derivative          Exercisable        Underlying
                                 Exercise       Date        Code         Securities          and                Securities
                                 Price of      (Month/    (Instr. 8)     Acquired (A)        Expiration         (Instr. 3 and 4)
                                 Derivative      Day/                    or Disposed of      Date
                                 Security       Year)                    (D) (Instr. 3, 4,   (Month/Day/
                                                                         and 5)              Year)
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                                                                                           Date      Expi-                  Amount
                                                                                           Exerci-   ration     Title         or
                                                                                           sable     Date                   Number
                                                                                                                           of Shares
                                                          Code    V     (A)       (D)
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Warrant                            $3.125      3/1/00     J(3)         80,000              3/1/00   3/1/2004    Common      80,000
                                                                                                                Stock
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Warrant                            $20.00      3/1/00     D(4)         240,000             3/22/96  3/22/01     Common      240,000
                                                                                                                Stock
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Warrant                            $20.00      3/1/00      A           240,000             3/22/96  5/22/06     Common      240,000
                                                                                                                Stock
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Convertible Promissory Note         $3.00      3/1/00      A           250,000             immed.   3/1/01      Common      250,000
Due 3/1/01                                                                                                      Stock
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Warrant                             $1.00      7/1/99      A           176,998             7/1/99   6/30/03     Common      176,998
                                                                                                                Stock
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[WIDE TABLE CONTINUED FROM ABOVE]

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  8. Price of  9. Number     10. Owner-  11. Nature
     Deriv-       of Deriva-     ship        of
     ative        tive           Form of     Indirect
     Security     Securities     Deriva-     Bene-
     (Instr. 5)   Benefi-        tive        ficial
                  cially         Security:   Owner-
                  Owned at       Direct      ship
                  End of         (D) or      (Instr.
                  Month          Indirect    4)
                  (Instr. 4)     (I)
                                 (Instr. 4)
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                  80,000           D
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                     0             D
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                  240,000          D
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                  250,000          D
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                  176,998          D
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

EXPLANATION OF RESPONSES:
(1) Held by the Tapemark Company Cash or Defined Profit Sharing Plan, an affiliate of Mr. Klas.
(2) Held by the Tapemark Company, an affiliate of Mr. Klas.
(3) Grant of Warrant to Mr. Klas is in consideration for his personally guarantying, on behalf of the Company, a new Credit Agreement and revolving credit facility with the Company's lender.
(4) Cancellation of warrant in connection with grant of replacement of option which extends by five years the expiration date.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

        /s/ Robert C. Klas, Sr.                                        4/14/00
  --------------------------------------------------------------    ----------
                                                                        Date
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    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not Page 2 required to respond unless the form displays a currently valid OMB Number.

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